As filed with the Securities and Exchange Commission on June 1, 2006

                                                           Registration No. 333-

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                        Composite Technology Corporation
               (Exact name of registrant as specified in charter)


          Nevada                                            59-2025386
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                         Identification No.)


                                2026 McGaw Avenue
                            Irvine, California 92614
                                 (949) 428-8500

               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               Benton H Wilcoxon
                              Chairman of the Board
                                2026 McGaw Avenue
                            Irvine, California 92614
                                 (949) 428-8500

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                              Kevin K. Leung, Esq.
                             Richardson & Patel LLP
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024
                                 (310) 208-1182


Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. |_|

If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                     Proposed Maximum       Proposed Maximum           Amount of
   Title of Each Class of         Amount to be           Offering              Aggregate             Registration
Securities to be Registered      Registered (1)     Price per Share (2)    Offering Price (2)             Fee
=======================================================================================================================
  Common Stock, $0.001 par
  value                             7,692,810             $1.15              $8,846,731.50             $1,120.89
=======================================================================================================================


(1) Pursuant to Rule 416 under the Securities Act of 1933, these shares include an indeterminate number of shares of common stock issuable as a result of stock splits, stock dividends, recapitalizations or similar events.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices on the Over the Counter Bulletin Board on May 31, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED
   WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS
      IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   (Subject To Completion, Dated June 1, 2006)

PROSPECTUS



                        COMPOSITE TECHNOLOGY CORPORATION

                        7,692,810 SHARES OF COMMON STOCK


This prospectus covers the resale by selling shareholders of up to 7,692,810 shares of our common stock, $0.001 par value. The securities will be offered for sale by the selling shareholders identified in this prospectus in accordance with the terms described in the section of this prospectus entitled "Plan of Distribution." We will not receive any of the proceeds from the sale of the common stock by the selling shareholders.

Our securities are not listed on any national securities exchange or the Nasdaq Stock Market. Our common stock is quoted on the OTC Bulletin Board under the symbol "CPTC." On May 31, 2006, the closing sale price of our common stock on the OTC Bulletin Board was $1.16 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE OUR SECURITIES ONLY IF YOU CAN AFFORD LOSING YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF THESE AND OTHER RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is June 1, 2006.

                                TABLE OF CONTENTS




                                                                            PAGE


SUMMARY                                                                       1
RISK FACTORS                                                                  7
USE OF PROCEEDS                                                              19
SELLING SHAREHOLDERS                                                         19
PLAN OF DISTRIBUTION                                                         22
INTERESTS OF NAMED EXPERTS AND COUNSEL                                       25
WHERE YOU CAN FIND MORE INFORMATION                                          25
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION                                  28
INDEMNIFICATION OF DIRECTORS AND OFFICERS                                    28
EXHIBITS                                                                     29
UNDERTAKINGS                                                                 29
SIGNATURES                                                                   32


                              About This Prospectus

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. Consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of our common stock.

                                     SUMMARY

This summary contains basic information about us and this offering. You should read the entire prospectus carefully, including the "Risk Factors" section and the documents incorporated by reference into this prospectus, including our financial statements and the related notes included in those documents before making an investment decision. Some of the statements contained in this prospectus and the documents incorporated herein by reference are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly from these predictions based upon factors, including, but not limited to, those set forth below in the section entitled "Risk Factors". You should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

In this prospectus, we refer to Composite Technology Corporation and its subsidiaries as "we," "our," or "CTC," or "the Company." We refer to our subsidiaries collectively as "Subsidiaries."

Recent Developments


On February 28, 2006, we entered into a letter of intent (the "Letter") with EU Energy plc, a United Kingdom corporation ("EU Energy"), and stockholders holding more than 70% of EU Energy share capital ("Major EU Energy Stockholders"), by which the parties have agreed to negotiate in good faith towards execution of a mutually satisfactory agreement with respect to our proposed acquisition of the entire share capital of EU Energy.

Subject to the terms and conditions of the Letter, the total purchase price will be approximately USD $60.7 million to be paid by us by issuing one-and-a-half shares of our unregistered, restricted common stock for each outstanding share of capital stock of EU Energy. Based on EU Energy's representation that it has no more than 26,113,110 shares of capital stock outstanding, we expect to issue 39,169,665 shares of our common stock in the proposed acquisition. The deemed price for our common stock is USD $1.55 per share.

Should the parties enter into a definitive, legally binding, written agreement ("Definitive Agreement"), each Major EU Energy Stockholder of EU Energy will be required to sign a lock-up agreement prohibiting any sales, transfers or other dispositions of their shares for a period of 12 months following the closing of the proposed acquisition, except for estate planning purposes and sales that constitute the lesser of 5% of his shares or 500,000 shares during any calendar quarter of the 12-month lock-up period on a cumulative basis. In addition, no Major EU Energy Stockholder, officer and director of EU Energy may transfer more than 1,500,000 shares during any calendar quarter.

Commencing on February 28, 2006, we and our advisors are entitled to conduct a reasonable investigation of information and materials related to EU Energy's financial, business and legal condition, which terminates 45 days thereafter, unless we and EU Energy agree to extend this due diligence period, which we have done.

The Letter provides that the proposed acquisition will be subject to several closing conditions, including but not limited to obtaining, to the extent required, consents or approvals of shareholders (to the extent applicable), governmental bodies, lenders, lessors and other third parties and compliance with other legal or contractual requirements for or preconditions to the execution and consummation of the Definitive Agreement, absence of material pending or threatened litigation relating to EU Energy or its respective material assets, business and liabilities or the Definitive Agreement, satisfactory completion of our due diligence investigation, no material adverse change in the business, properties, financial condition or prospects of EU Energy or its respective businesses and assets shall have occurred, evidence that the proposed acquisition will not materially affect the terms of EU Energy's existing contracts, execution of five-year non-competition agreements by and between each Major EU Energy Stockholder and officer and director of EU Energy, on the one hand, and us, on the other, and delivery of closing certificates and other documentation, including without limitation, legal opinion of EU Energy's counsel.

Subject to the terms and conditions of the Letter, EU Energy agrees that, for the period of time from February 28, 2006 to May 29, 2006, unless automatically extended for 30 days if EU Energy's audit of its fiscal year ended March 31, 2006 is delayed, the Major EU Energy Stockholders and EU Energy shall not, and shall cause its affiliates, officers, directors, employees or other agents to not, directly or indirectly, take any action to encourage, solicit or initiate any offer or proposal for, or indication of interest in, any acquisition of EU Energy or any of its assets (other than in the ordinary course of business), whether by way of a merger, consolidation, or other business combination, or the acquisition of fifteen percent or more of EU Energy's voting securities (on a fully-diluted basis) ("Alternative Proposal") or respond to, continue, initiate or engage in discussions or negotiations concerning any Alternative Proposal with, or disclose in connection with any Alternative Proposal any non public information relating to EU Energy or afford access to the properties, books or records of EU Energy to, any person, corporation, partnership, limited liability company or other entity (except us and our representatives). In addition, during this period, the Major EU Energy Stockholders and EU Energy shall provide to us with notice of and copies of any Alternative Proposal received by such Major EU Energy Stockholder or EU Energy (or a summary of the terms thereof in the case of oral proposals) not later than twenty-four hours after receipt.

We and EU Energy further agreed pursuant to the terms of the Letter that Michael Porter will continue to serve as Chief Executive Officer of EU Energy, which will be operated as our wholly-owned subsidiary after the closing of the proposed acquisition, and that Mr. Porter will be appointed to serve on our board of directors. In addition, prior to and as a condition to closing of the proposed acquisition, EU Energy will complete an audit of all necessary financial statements in accordance with generally accepted accounting principles applicable in the UK and Germany and also reported in the United States of America.

We agreed with EU Energy to each be solely responsible for our own respective expenses incurred in connection with the Letter or pursuing or consummating the Definitive Agreement, the proposed acquisition and the transactions contemplated thereby.

Unless the Letter is automatically extended for a 30-day period if the closing of the proposed acquisition cannot occur due to delays with the audit of EU Energy's financial statements for its fiscal year ended March 31, 2006, the Letter terminates as follows: 90 days after the date of acceptance of this Letter without any further action by the parties, at any time by mutual written consent of both parties, upon the closing of the proposed acquisition, or by either us or EU Energy by written notice to the other party if there has been a material breach of this Letter by the other party.

Our Company

We develop, manufacture and market products incorporating composite technologies to the global electric utility industry. Our products are designed to improve the performance and capacity of electrical transmission and distribution grids. We provide connecting hardware, line design assistance, proprietary software for line design, a comprehensive long term warranty for our cables and supporting services related to the installation and design of power lines using our products.

Our principal product is our proprietary patent pending composite reinforced bare overhead conductor known as Aluminum Conductor Composite Core, or ACCC. Our innovative use of a strong composite core effectively eliminates most of the cable sag resulting from the heat generated by the electrical resistance of the cable as it carries electrical current. Our cable can transmit more power than conventional cables of the same diameter and weight. The lightweight high-strength composite core also allows more conductive aluminum to be wound around it, thereby creating energy savings through less line losses under comparable operating conditions. Our bare overhead conductor cables have unique properties that provide them with significantly improved product characteristics over traditional bare overhead conductor cables known as ACSR.

We were incorporated in Florida on February 26, 1980 and reincorporated in Nevada on June 27, 2001. We maintain our principal offices at 2026 McGaw Avenue, Irvine, California 92614. Our telephone number at that address is (949) 428-8500. Our Web site address is www.compositetechcorp.com. The information contained on our Web site is not a part of this prospectus. Further, our reference to this website is intended to be inactive textual reference only.

2005 Bankruptcy Proceedings

On May 5, 2005 we filed a voluntary reorganization plan and disclosure statement under the provisions of Title 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Central District of California under case number SA 05-13107 JR. The Bankruptcy Court established August 9, 2005 as the bar date for the filing of claims for liabilities or damages that existed prior to May 5, 2005. The order approving our bankruptcy plan was entered November 18, 2005. As of December 11, 2005, all allowed general unsecured claims under the plan were paid in full. Substantially all claims filed have been resolved.

We have two remaining unresolved claims relating to our Chapter 11 Bankruptcy filing as of the date of this prospectus. First, Patricia vanMidde, a former consultant to the Company, claims that we did not issue 250,000 shares of common stock alleged to have been promised in 2004 for services rendered. We believe that there was no promise of such a share issuance and that the claim is without merit. Second, the holders of $15 million August, 2004 Debentures reserved their right to make a claim in the bankruptcy against the Company for liquidated damages allegedly resulting from a delay in the registration of the common shares issuable in the event the Debentures and warrants were converted. We believe that no damages are due under this potential claim principally because the registration was delayed as a result of questions relating to the bankruptcy and thus the shares could never have been registered on time. Delays due to the bankruptcy were expressly excluded under the revised Debenture agreement. A hearing on this claim is scheduled for June 6, 2006 in front of the bankruptcy court.

We filed for voluntary reorganization because multiple lawsuits were taxing the Company's managerial, operational and financial resources and threatened to divert management from their duties of running the business. One of these lawsuits had resulted in an attachment of more than $2.5 million of the Company's funds. We believed that the bankruptcy filing would release cash for the operation of our business, give us a reprieve from burdensome litigation so that management could focus on marketing and sales, and stay attempts to collect, secure or enforce remedies with respect to most pre-petition claims. We also chose to have these lawsuits heard by the Bankruptcy Court as part of the reorganization to provide a fair and reasonable means of addressing each claim and affording the same treatment to each claim. Had the lawsuits proceeded in different jurisdictions there would have been a possibility of inconsistent judgments.

Shares Registered in this Prospectus

Private Placement of Shares of Common Stock underlying Convertible Notes and Warrants

On March 2, 2006, we closed a financing transaction in which we sold 14.0% convertible notes to select institutional accredited investors, in order to raise a total of $3,500,000. The convertible notes mature on September 3, 2006. Interest on the notes started accruing on March 2, 2006 and is payable in arrears, in cash, on the last day of each month during the time period from March 3, 2006 until the notes mature. The investors also received warrants to purchase an aggregate of 2,750,000 shares of common stock ("shares") for a term of 36 months, 750,000 of which shares can be purchased at a warrant exercise price of $1.55 per share and the balance of which can be purchased at an exercise price of $2.00 per share.

The investors may convert the notes into our common stock for $1.55 per share prior to September 2, 2006. The investors, however, may not voluntarily convert the notes if after giving effect to such conversion, an investor would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding, unless they provide 60 days prior written notice to us that they wish to increase such percentage, and in any case, may not convert a note if after giving effect to such conversion, an investor would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding.

Lane Capital Markets acted as our exclusive placement agent and financial advisor in connection with the placement of the notes. In consideration for Lane Capital's services, it received a fee comprising a cash payment in an amount of six percent of the face value of the Notes, together with a warrant to purchase up to 150,000 shares of common stock of the Company with an exercise price per share of $1.55 exercisable during a three year term.

Shares included in this prospectus due to the March 2006 private placement include:

      o 2,258,068 shares issuable upon conversion of 14.0% Senior Secured Convertible Notes we issued to certain of the selling shareholders on March 2, 2006 in a private placement transaction;

      o 2,750,003 shares issuable upon exercise of warrants that we issued to those selling shareholders in the March 2, 2006 private placement transaction; and

      o 500,815 shares that we are required to register pursuant to agreements with those selling shareholders that we would register 110% of the number of shares of common stock expected to be issuable upon conversion of the Notes and exercise of the Warrants, to cover our contingent obligations to issue additional shares are triggered due to events such as dilutive issuances.

Other Shares

In addition to the shares included in this prospectus based on the March 2006 private placement, this prospectus covers:

      o 1,308,142 shares held by other selling shareholders that acquired them in a January 30, 2006 settlement;

      o 863,420 shares including 600,000 shares issuable upon the exercise of warrants held by a selling shareholder that acts as a media relations consultant; and

      o 12,362 shares of common stock underlying warrants issued for services rendered in conjunction with obtaining capital lease financing.

The January 30, 2006 settlement related to 6% Senior Convertible Notes in the aggregate principal amount of $6,000,000 and related warrants issued on October 13, 2005. The holders of these notes converted their principal into 3,870,872 shares of stock registered in connection with our bankruptcy under Bankruptcy Code Section 1145. The additional 1,208,142 shares registered hereby were issued in return for the holders voluntarily converting the principal and amending and modifying the Senior Convertible Notes and related warrants to allow us to raise additional funds. We issued 78,489 shares of common stock, valued at $135,000, to Lane Capital to facilitate the settlement. Upon the closing of the October 13, 2005 financing, Lane Capital received 232,258 shares of our common stock, warrants to purchase 96,774 shares of our common stock at an exercise price of $1.78 per share and warrants to purchase 96,774 shares of our common stock at an exercise price of $1.94 per share.

The Offering

Common Stock offered by the
selling shareholders                 7,692,810 shares
Shares of our Common Stock
outstanding as of May 31, 2006       136,368,543 shares
Selling Shareholders                 See "Selling Shareholders" for more
                                     information on the selling shareholders
                                     in this transaction

Use of Proceeds                      We will not receive any proceeds from the
                                     sale of shares in this offering

Trading symbol                       CPTC


We agreed with the selling shareholders that received equity from the March 2006 private placement to keep this prospectus effective until the earlier of: (i) the date on which the shares may be resold by such selling shareholders without restriction pursuant to Rule 144(k) (or any successor thereto) promulgated under the Securities Act of 1933, as amended, or any other rule of similar effect, or
(ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

                                  RISK FACTORS

An investment in the common stock offered under this prospectus involves a high degree of risk. In addition to the other information in this prospectus and the documents incorporated by reference in this prospectus, the following risk factors should be considered carefully in evaluating CTC and our business. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of CTC. Do not place undue reliance on the forward-looking statements in this document, which are only predictions and speak only as of the date on the cover of this prospectus. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this prospectus, including the matters set forth below and in our other SEC filings which are incorporated in this prospectus by reference. These risks and uncertainties could cause our actual results to differ materially from those indicated in the forward-looking statements. We undertake no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments, except as required by law.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

OUR TITLE 11 PROCEEDINGS MAY RESULT IN A NEGATIVE PUBLIC PERCEPTION OF US THAT MAY ADVERSELY AFFECT OUR RELATIONSHIPS WITH CUSTOMERS, AS WELL AS OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Although our plan of reorganization was confirmed by the Bankruptcy Court and has been substantially consummated, our Title 11 filing may hinder our ongoing business activities and our ability to operate, fund and execute our business plan by:

      (i) impairing relations with existing and potential customers;

      (ii) negatively impacting our ability to attract, retain and compensate key executives and associates and to retain employees generally;

      (iii) limiting our ability to obtain additional funding; and

      (iv) impairing present and future relationships with strategic partners.

BECAUSE WE ARE IN AN EARLY STAGE OF COMMERCIALIZATION, OUR LIMITED HISTORY OF OPERATIONS MAKES EVALUATION OF OUR BUSINESS AND FUTURE GROWTH PROSPECTS DIFFICULT.

Since the reorganization of the Company in 2001, we have had a limited operating history and are at an early stage of commercialization of a new technology product to a market unused to using new technologies. We made our ACCC available and entered into our first commercial agreement in 2003. Our technology is a relatively new advance for the electrical utility industry technology and has not yet achieved widespread adoption. We do not have enough experience in selling our products at a level consistent with broad market acceptance and do not know whether we can do so and generate a profit. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history of operations.

WE EXPECT FUTURE LOSSES AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

Prior to acquiring Transmission Technology Corporation, or TTC, in November 2001, we were a shell corporation having no operating history, revenues from operations, or assets since December 31, 1989. We have recorded approximately $1.0 million in ACCC product sales since inception. Historically, we have incurred substantial losses and we may experience significant quarterly and annual losses for the foreseeable future.

We may not ever become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We expect the need to significantly increase our general administrative and product prototype and equipment prototype production expenses, as necessary. As a result, we will need to generate significant revenues to achieve and maintain profitability.

OUR INDEPENDENT AUDITORS HAVE ISSUED A QUALIFIED REPORT AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2005 WITH RESPECT TO OUR ABILITY TO CONTINUE AS A GOING CONCERN, AND WE MAY NEVER ACHIEVE PROFITABILITY.

Since inception, our accountants have issued a report relating to our audited financial statements which contains a qualification with respect to our ability to continue as a going concern because, among other things, our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future or to obtain the necessary financing to meet our obligations and repay our liabilities from normal business operations when they come due. There is no guarantee that the product will be accepted or provide a marketable advantage, and therefore, no guarantee that the commercialization will ever be profitable.

For the six months ended March 31, 2006, we had a net loss of $13,753,555 and negative cash flows from operations of $9,682,336. For the fiscal year ended September 30, 2005, we had a net loss of $40,163,407 and negative cash flows from operations of $2,439,151. For the fiscal years ended September 30, 2004 and 2003, we had net losses of $14,687,874 and $6,771,252 respectively. For the same periods, we had negative cash flows from operations of $18,735,430 and $2,022,935, respectively.

As of March 31, 2006, our accumulated deficit was $80,356,318.

WE HAVE EXPERIENCED DIFFICULTIES IN COLLECTING ACCOUNTS RECEIVABLE, WHICH COULD HARM OUR BUSINESS AND RESULT IN HIGHER LOSSES THAN ANTICIPATED.

Our management believed the $2.5 million receivable to be collectible from Global American Energy for work carried out between March 31, 2003 and September 30, 2004 as of the original filing date of our annual report for the year ended September 30, 2004 through the date that the initial payment from Global American Energy was returned for insufficient funds. We recorded the entire balance outstanding of $2,500,000 as services revenue in fiscal 2004 and included it in our accounts receivable balance as of September 30, 2004. As of August 9, 2005, all payments made to us were returned for insufficient funds and no additional payments have been received. As such, we recorded into the quarter ending June 30, 2005 an allowance for uncollectible accounts in the amount of $2.5 million that remained uncollectible as of March 31, 2006.

Accounts receivable may not result in actual revenue because we have experienced issues surrounding payment for our services. Consequently, we may have to maintain significant allowances for uncollectible or doubtful accounts. If we fail to realize revenue from our accounts receivable or we do not recognize that revenue on our anticipated timeframe, our operating results in future reporting periods may be materially impacted due to decreased revenue. Failure to recognize our accounts receivable may result in higher losses than anticipated and have an adverse impact or our cash flow.

OUR INABILITY TO RAISE ADDITIONAL WORKING CAPITAL AT ALL OR TO RAISE IT IN A TIMELY MANNER COULD NEGATIVELY IMPACT OUR ABILITY TO FUND OUR OPERATIONS, TO GENERATE REVENUES, AND TO OTHERWISE EXECUTE OUR BUSINESS PLAN, LEADING TO THE REDUCTION OR SUSPENSION OF OUR OPERATIONS AND ULTIMATELY OUR GOING OUT OF BUSINESS.

While we have raised significant capital in the past through our debt offerings and private equity placements, we anticipate that the sales of our ACCC cable will not be sufficient enough to sustain our operations, and further anticipate that we will continue to incur net losses due to our costs exceeding our revenues for an indefinite period of time. For these reasons, we believe that we will need to raise additional capital until such time, if any, as we become cash-flow positive. It is highly likely that we will continue to seek to raise money through public or private sales of our securities, debt financing or short-term loans, corporate collaborations or a combination of the foregoing. Our ability to raise additional funds in the public or private markets will be adversely affected if the results of our business operations are not favorable, if any products developed are not well-received or if our stock price or trading volume is low. Moreover, additional funding may not be available on favorable terms to us, or at all. To the extent that money is raised through the sale of our securities, the issuance of those securities could result in dilution to our existing shareholders. If we raise money through debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, we may not be able to complete the commercialization of any products that we may have developed. As a result, we may be required to discontinue our operations without obtaining any value for our products under development, which could eliminate shareholder equity, or we could be forced to relinquish rights to some or all of our products in return for an amount substantially less than we expended to develop such products.

IF OUR PRODUCT IS NOT ACCEPTED BY OUR POTENTIAL CUSTOMERS, IT IS UNLIKELY THAT WE WILL EVER BECOME PROFITABLE.

The electrical utility industry has historically used a variety of technologies, including a variety of technologies involving steel cable. Compared to these conventional technologies, our technology is relatively new, and the number of companies using our technology is limited. The commercial success of our product will depend upon the widespread adoption of our technology as a preferred method by major utility companies to transmit electricity. In order to be successful, our product must meet the technical and cost requirements for electric transmission within the electric utility industry. Market acceptance will depend on many factors, including:

      (i)   the willingness and ability of customers to adopt new technologies;

      (ii) our ability to convince prospective strategic partners and customers that our technology is an attractive alternative to conventional methods used by the electric utility industry;

      (iii) our ability to change our customers' evaluation of the economics of powerline construction, changing their focus on limiting initial capital costs to evaluating the cost and benefit of the full life of a line liberating capital funding to acquire our products that can overall reduce costs in power transmission; and

      (iv)  our ability to sell sufficient quantities of our products.

Because of these and other factors, our product may not gain market acceptance or become the industry standard for the electrical utility industry. The failure of utility companies to purchase our products would have a material adverse effect on our business, results of operations and financial condition.

IF WE FAIL TO PROPERLY MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

The transition from a small company focused on research and development of our products to a company with the additional focus on commercial production, marketing, and sales has placed and will continue to place a significant strain on our managerial, operational, and financial resources. Although we rely significantly on the General Cable sales force pursuant to the recent agreements that we entered into with General Cable, the failure to manage our sales and growth effectively could have a material adverse effect on our business, results of operations and financial condition. Significant additional growth will be necessary for us to achieve our plan of operation.

Failure to adequately protect our proprietary rights could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market, and any proprietary rights litigation could be time consuming and expensive to prosecute and defend.

Due to the importance of proprietary technology in the electrical utility industry, establishment of patents and other proprietary rights is important to our success and our competitive position. Performance in the electrical utility industry can depend, among other factors, on patent protection. Accordingly, we have filed patent applications in the U.S. and internationally for all aspects of our composite materials, products and processes, including aspects of our product other than the core, and intend to devote substantial resources to the establishment and protection of patents and other proprietary rights. Despite our efforts to establish and protect our patents or other proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of establishing and protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our patents or our other proprietary rights.

As a result, our business involves a risk of overlap with third party patents and subsequent litigation with competitors or patent-holders. Any claims, with or without merit, could be time-consuming, result in costly litigation, or cause us to enter into licensing agreements.

WE OCCASIONALLY MAY BECOME SUBJECT TO LEGAL DISPUTES THAT COULD HARM OUR
BUSINESS.

We are currently the subject of, and may from time to time become engaged in, legal disputes such as claims by consultants or other third parties. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. We believe these claims are without merit and intend to vigorously defend against them. However, even if we prevail in disputes such as this, the defense of these disputes will be expensive and time-consuming and may distract our management from operating our business.

WE DEPEND ON KEY PERSONNEL IN A COMPETITIVE MARKET FOR SKILLED EMPLOYEES AND FAILURE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD SUBSTANTIALLY HARM OUR BUSINESS.

We rely to a substantial extent on the management, marketing and product development skills of our key employees, particularly Benton H Wilcoxon, our Chief Executive Officer, and Marv Sepe, President of our Cable Division. If Mr. Wilcoxon or Mr. Sepe were unable to provide services to us for whatever reason, our business would be adversely affected. Neither Mr. Wilcoxon nor Mr. Sepe has entered into an employment agreement with the Company.

In addition, our ability to develop and market our products and to achieve profitability will depend on our ability to attract and retain highly talented personnel. We face intense competition for personnel from other companies in the electrical utility industry. The loss of the services of our key personnel or the inability to attract and retain the additional, highly-talented employees required for the development and commercialization of our products, may significantly delay or prevent the achievement of product development and could have a material adverse effect on us.

A FAILURE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH STRATEGIC PARTNERS MAY HARM OUR BUSINESS.

We have entered into purchase and distribution agreements with General Cable to manufacture and distribute our ACCC product in the United States and Canada. Our success is dependent upon establishing and maintaining relationships with strategic partners, such as our relationship with General Cable. We face numerous risks in successfully obtaining suitable partners on terms consistent with our business model, including, among others:

      (i) we must typically undergo a lengthy and expensive process of building a relationship with a potential partner before there is any assurance of an agreement with such party;

      (ii) we must persuade cable manufacturers with significant resources to rely on us for critical technology on an ongoing basis rather than trying to develop similar technology internally;

      (iii) we must persuade potential partners to bear retooling costs associated with producing our products; and

      (iv)  we must successfully transfer technical know-how to our partners.

Moreover, the success of our business model also depends on the acceptance of our products by the utility companies who have historically been conservative in their adoption of new products and technologies into their infrastructure. Further, our partners will be selling our products that may compete with their existing or future cable products. Our partners are not required to sell our products and they are not prohibited from discounting the prices of their products below our prices.

Our business could be seriously harmed if: (i) we cannot obtain suitable partners; (ii) our partners fail to achieve significant sales of ACCC cable or products incorporating our technology; or (iii) we otherwise fail to implement our business strategy successfully.

WE CANNOT CONTROL THE COST OF OUR RAW MATERIALS, WHICH MAY ADVERSELY AFFECT OUR BUSINESS.

Our principal raw materials are glass and carbon fibers, plus various polymer resins and aluminum. The prices for these raw materials are subject to market forces largely beyond our control, including energy costs, organic chemical feed stocks, market demand, and freight costs. The prices for these raw materials have varied significantly and may vary significantly in the future. We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in these raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material and energy costs to our customers.

INTERRUPTIONS OF SUPPLIES FROM OUR KEY SUPPLIERS MAY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL PERFORMANCE.

Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. We use a limited number of sources for most of the other raw materials that we use. We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short-term for alternative supply if these suppliers fail, for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs.

WE ARE CONTROLLED BY A SMALL NUMBER OF SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS.

As of May 30, 2006, Benton H Wilcoxon, our Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer, and C. William Arrington, our former COO and former director, in the aggregate beneficially own or control approximately 29% of the outstanding common stock. As a result, these persons have controlling influence in determining the outcome of any corporate matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They also have the power to prevent or cause a change in control. The interests of these shareholders may differ from the interests of the other shareholders, and may limit the ability of other shareholders to affect our management and affairs.

WE WILL LIKELY EXPERIENCE CUSTOMER CONCENTRATION, WHICH MAY EXPOSE US TO ALL OF THE RISKS FACED BY OUR POTENTIAL MATERIAL CUSTOMERS.

Until and unless we secure multiple customer relationships, it is likely that we will experience periods during which we will be highly dependent on one or a limited number of customers. Dependence on a single or a few customers will make it difficult to satisfactorily negotiate attractive prices for our products and will expose us to the risk of substantial losses if a single dominant customer stops conducting business with us. Moreover, to the extent that we may be dependent on any single customer, we could be subject to the risks faced by that customer to the extent that such risks impede the customer's ability to stay in business and make timely payments to us.

OUR BUSINESS MAY BE SUBJECT TO INTERNATIONAL RISKS.

We are pursuing international business opportunities, including in China, Mexico, Brazil, Europe, the Middle East, certain far eastern countries and Africa. As to international business in the Middle East, our current target markets include Saudi Arabia, Qatar, United Arab Emirates, Oman, Bahrain, Libya, Iraq, Afghanistan and Jordan. Of these the only countries that we believe pose a particular problem are Iraq and Afghanistan as a result of additional instability. In Africa we are actively pursuing South Africa and Kenya as well as engaging in discussions with engineering companies that bid on trans-African projects. There are no special additional risks related to these countries that are not disclosed in the list of risks affecting most international business. To date, we have not engaged in any transactions on these countries. Our business model has been implemented only in the United States and Canada where we produce the ACCC core for delivery to General Cable under a manufacturing agreement and for ACCC cable orders in China. Expansion internationally will depend on our adaptation of this model to international markets and may be costly and time consuming. Risks inherent in international operations in general include:

         (i) unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers;

         (ii)     challenges in staffing and managing foreign operations;

         (iii) differences in technology standards, employment laws and business practices;

         (iv) longer payment cycles and problems in collecting accounts receivable;

         (v)      political instability;

         (vi)     changes in currency exchange rates;

         (vii)    currency exchange controls; and

         (viii)   potentially adverse tax consequences.

In particular, certain of our target markets in the Middle East include Iraq and Afghanistan in which there is considerable violent instability that may affect our ability to operate in those markets.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS COULD INCREASE OUR OPERATING COSTS, WHICH WOULD ADVERSELY AFFECT THE COMMERCIALIZATION OF OUR TECHNOLOGY.

Our intended operations are subject to various federal, state, and local laws and regulations relating to the protection of the environment. These environmental laws and regulations, which have become increasingly stringent, are implemented principally by the Environmental Protection Agency and comparable state agencies, and govern the management of hazardous wastes, the discharge of pollutants into the air and into surface and underground waters, and the manufacture and disposal of certain substances. There are no material environmental claims currently pending or, to our knowledge, threatened against us. In addition, we believe our planned operations will be implemented in compliance with the current laws and regulations. We estimate that any expenses incurred in maintaining compliance with current laws and regulations will not have a material effect on our earnings or capital expenditures. However, there can be no assurance that current regulatory requirements will not change, that currently unforeseen environmental incidents will not occur, or that past non-compliance with environmental laws will not be discovered.

CHANGES IN INDUSTRY STANDARDS AND REGULATORY REQUIREMENTS MAY ADVERSELY AFFECT OUR BUSINESS.

As a manufacturer and distributor of wire and cable products we are subject to a number of industry standard-setting authorities, such as the Institute of Electrical and Electronic Engineers, the European based International Council on Large Electric Systems, the American Society of Testing and Materials and the Canadian Standards Association. In addition, many of our products may become subject to the requirements of federal, state and local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event we are unable to meet any such standards when adopted our business could be adversely affected. In addition, changes in the legislative environment could affect the growth and other aspects of important markets served by us. While certain legislative bills and regulatory rulings are pending in the energy and telecommunications sectors which could improve our markets, any delay or failure to pass such legislation and regulatory rulings could adversely affect our opportunities and anticipated prospects may not arise. It is not possible at this time to predict the impact that any such legislation or regulation or failure to enact any such legislation or regulation, or other changes in laws or industry standards that may be adopted in the future, could have on our financial results, cash flows or financial position.

WE EXPERIENCE COMPETITION FROM OTHER COMPANIES IN THE ELECTRICAL UTILITY INDUSTRY, WHICH COULD RENDER OUR PRODUCTS OBSOLETE OR SUBSTANTIALLY LIMIT THE VOLUME OF PRODUCTS THAT WE SELL. THIS WOULD LIMIT OUR ABILITY TO COMPETE AND ACHIEVE PROFITABILITY.

The market in which we compete is intensely competitive. Our competitors include makers of traditional bare overhead wire and other companies with developmental-stage products that may be marketing or developing products that compete with our products or would compete with them if developed. There is no certainty that our competitors will not be better able access to capital or achieve unique technological advances that render our products obsolete. We believe our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development, productivity improvements and customer service and support in order to compete in our markets. Such competitors could develop a more efficient product or undertake more aggressive and costly marketing campaigns than us which may adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations or financial condition. In addition, as we introduce new products, we will compete directly with a greater number of companies. There is no assurance that we will compete successfully against current or future competitors nor can there be any assurance that competitive pressures faced by us will not result in increased marketing costs, loss of market share or otherwise will not materially adversely affect our business, results of operations and financial condition.

Risks Related To Our Securities

THERE IS CURRENTLY A LIMITED TRADING MARKET FOR OUR COMMON STOCK, SO YOU MAY BE UNABLE TO LIQUIDATE YOUR SHARES IF YOU NEED MONEY.

Our common stock is traded in the OTC market through the OTC Bulletin Board. There is currently an active trading market for the common stock; however there can be no assurance that an active trading market will be maintained. Trading of securities on the OTC Bulletin Board is generally limited and is effected on a less regular basis than that effected on other exchanges or quotation systems, such as the NASDAQ Stock Market, and accordingly investors who own or purchase common stock will find that the liquidity or transferability of the common stock is limited. Additionally, a shareholder may find it more difficult to dispose of, or obtain accurate quotations as to the market value, of common stock. There can be no assurance that the common stock will ever be included for trading on any stock exchange or through any other quotation system, including, without limitation, the NASDAQ Stock Market.

THE APPLICATION OF THE PENNY STOCK RULES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

As long as the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock will be subject to the penny stock rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors, generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell the common stock and may affect a shareholder's ability to resell the common stock.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include: (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

THE PRICE OF OUR COMMON STOCK IS VOLATILE. VOLATILITY MAY INCREASE IN THE FUTURE, WHICH COULD AFFECT OUR ABILITY TO RAISE CAPITAL IN THE FUTURE OR MAKE IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

The market price of our common stock may be subject to significant fluctuations in response to our operating results, announcements of new products or market expansions by us or our competitors, changes in general conditions in the economy, the financial markets, the electrical power transmission and distribution industry, or other developments and activities affecting us, our customers, or our competitors, some of which may be unrelated to our performance. The sale or attempted sale of a large amount of common stock into the market may also have a significant impact on the trading price of our common stock. During the last 12 months, the closing bid prices for our common stock have fluctuated from a high of $3.17 to a low of $0.75. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. THE LACK OF DIVIDENDS MAY REDUCE YOUR RETURN ON AN INVESTMENT IN OUR COMMON STOCK.

To the extent we have earnings, we plan to use them to fund our operations. We have not paid dividends on the common stock and do not anticipate paying such dividends in the foreseeable future. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

WE ISSUED DULY AUTHORIZED SHARES TO EMPLOYEES AND CONSULTANTS UNDER OUR 2002 NON-QUALIFIED STOCK COMPENSATION PLAN UNDER THE INCORRECT ASSUMPTION THAT WE HAD REGISTERED THE SHARES PURSUANT TO FEDERAL SECURITIES LAWS. HOWEVER, WE SUBSEQUENTLY REALIZED THAT THESE SHARES HAD NOT BEEN REGISTERED PRIOR TO ISSUANCE. AS A RESULT, OUR ISSUANCE MAY HAVE VIOLATED FEDERAL AND STATE SECURITIES LAWS, AND MAY RESULT IN OUR LIABILITY TO CERTAIN SUBSEQUENT PURCHASERS OF THESE SHARES.

Between March 18, 2003 and February 4, 2004 we issued common stock and options representing 1,504,780 shares of common stock to nine employees and consultants in satisfaction of bona fide services rendered and valued at an aggregate amount of $880,266 pursuant to our 2002 Non-Qualified Stock Compensation Plan. Although we believed that we and our counsel had filed the appropriate registration statement on Form S-8, it came to our attention in February, 2004 in connection with the preparation of a registration statement that an appropriate Form S-8 had not been filed. It may be determined that such issuances were not exempt from registration or qualification under federal and state securities laws, and we did not obtain the required registrations or qualifications. As a result, we may be subject to contingent liabilities from these investors, as well as subsequent purchasers of the shares directly and indirectly issued. These liabilities may include an obligation to make a rescission offer to the holders of these shares and options. If rescission is required and accepted, we could be required to make payments to the holders of these shares and options. In addition, federal securities laws do not expressly provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock that was not registered as required. If rescission is required, and any or all of the offerees reject the rescission offer, we may continue to be liable under federal and state securities laws.

AS OF MAY 31, 2006 5,716,582 COMMON SHARES ARE ISSUABLE UPON EXERCISE OF ALL OUTSTANDING OPTIONS, WARRANTS AND CONVERSION OF CONVERTIBLE NOTES FOR LESS THAN THE MARKET PRICE OF $1.16 PER SHARE. CASH PROCEEDS RESULTING FROM THE FULL EXERCISE AND CONVERSION OF THESE SECURITIES WOULD BE APPROXIMATELY $3,224,324. THE EXERCISE OR CONVERSION OF THESE SECURITIES COULD RESULT IN THE SUBSTANTIAL DILUTION OF THE COMPANY IN TERMS OF A PARTICULAR PERCENTAGE OWNERSHIP IN THE COMPANY AS WELL AS THE BOOK VALUE OF THE COMMON SHARES. THE SALE OF A LARGE AMOUNT OF COMMON SHARES RECEIVED UPON EXERCISE OF THESE OPTIONS OR WARRANTS ON THE PUBLIC MARKET TO FINANCE THE EXERCISE PRICE OR TO PAY ASSOCIATED INCOME TAXES, OR THE PERCEPTION THAT SUCH SALES COULD OCCUR, COULD SUBSTANTIALLY DEPRESS THE PREVAILING MARKET PRICES FOR OUR SHARES. FULL CONVERSION OF SUCH SHARES WOULD INCREASE THE OUTSTANDING COMMON SHARES BY 4.2% TO APPROXIMATELY 142,085,000 SHARES.

The exercise price or conversion price of outstanding options, warrants and convertible notes may be less than the current market price for our common shares. In the event of the exercise of these securities, a shareholder could suffer substantial dilution of his, her or its investment in terms of the percentage ownership in us as well as the book value of the common shares held. At the May 31, 2006 market price of $1.16 per share, 5,716,582 shares would be exercisable or convertible for less than the market prices. Full exercise and conversion of these below market shares would result in us receiving cash proceeds of $3,224,324 and would increase the outstanding common shares by 4.2% to approximately 142,085,000 shares.

OUR FUTURE REVENUE IS UNPREDICTABLE AND COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Because we have not had any substantial ACCC product revenues to date, we can have no assurance that our revenues will materialize. Since our revenues may fluctuate and are difficult to predict, and our expenses are largely independent of revenues in any particular period, it is difficult for us to accurately forecast revenues and profitability.

OUR BUSINESS IS SUBJECT TO A VARIETY OF ADDITIONAL RISKS, WHICH COULD MATERIALLY ADVERSELY AFFECT QUARTERLY AND ANNUAL OPERATING RESULTS, INCLUDING:

         (i) market acceptance of our composite technologies by utility companies;

         (ii) significant delays in sales that could adversely impact our cash flow relating to the potential lengthy lead times for the implementation of new lines or the reconductoring of existing lines;

         (iii) the loss of a strategic relationship or termination of a relationship with a cable partner, specifically General Cable;

         (iv) announcements or introductions of new technologies or products by us or our competitors;

         (v) delays or problems in the introduction or performance of enhancements or of future generations of our technology;

         (vi) failures or problems in our utility cable product, particularly during the early stages of the introduction of the product;

         (vii) delays in the adoption of new industry standards or changes in market perception of the value of new or existing standards;

         (viii)   competitive pressures resulting in lower revenues;

         (ix) personnel changes, particularly those involving engineering and technical personnel;

         (x)      costs associated with protecting our intellectual property;

         (xi) potential failures by customers including Global American Energy to make payments under their contracts;

         (xii) market-related issues, including lower ACCC Cable demand brought on by excess cable inventory and lower average selling prices for ACCC cable as a result of market surpluses;

         (xiii) increased costs or shortages of key raw materials including aluminum, carbon fiber and glass fiber;

         (xiv)    regulatory developments; and

         (xv)     general economic trends and other factors.

RISKS RELATED TO THE PROPOSED EU ENERGY ACQUISITION

COMPOSITE TECHNOLOGY CORPORATION MAY NOT SUCCESSFULLY
CLOSE THE PROPOSED EU ENERGY, PLC ACQUISITION.

Composite Technology Corporation does not have a binding definitive agreement to acquire EU Energy, PLC (EUE) and the original time limit on the letter of intent that prevents EUE from soliciting other offers has expired prior to the filing of this document. Composite Technology Corporation may not successfully negotiate a purchase agreement or the conditions precedent to completing the acquisition may not be met by Composite Technology Corporation or EUE resulting in considerable legal expense, lost management time, and a negative financial impact to Composite Technology Corporation or its market price per share.

COMPOSITE TECHNOLOGY CORPORATION MAY NOT REALIZE ANY
BENEFITS FROM THE PROPOSED ACQUISITION OF EU ENERGY.

If the proposed EU Energy acquisition were to be consummated, Composite Technology Corporation will be integrating EUE's products and services offerings. If Composite Technology Corporation cannot integrate the products effectively or if management spends too much time on integration issues, it could harm the combined company's business, financial condition and results of operations. The difficulties, costs and delays involved in integrating the companies, which could be substantial, include the following:

- distraction of management and other key personnel from the business of the combined company;

-     integrating technology, product lines, services and development plans;

- inability to demonstrate to customers and suppliers that the business combination will not result in adverse changes in product standards or business focus;

-     inability to retain and integrate key personnel;

- disruptions in the combined sales forces that may result in a loss of current customers or the inability to close sales with potential customers;

- expending time, money and attention on integration that would otherwise be spent on developing either company's own products and services;

- additional financial resources that may be needed to fund the combined operations; and

- impairment of relationships with employees and customers as a result of changes in management.

Composite Technology Corporation has no experience in integrating operations on the scale represented by the proposed acquisition, and we are not certain that Composite Technology Corporation and EU Energy can be successfully integrated in a timely or efficient manner or that any of the anticipated benefits of the proposed acquisition will be realized. Failure to do so could have a material adverse effect on the business, financial condition and operating results of the combined company.

IF THE COSTS OF THE PROPOSED BUSINESS ACQUISITION EXCEED THE BENEFITS REALIZED, THE COMBINED COMPANY MAY EXPERIENCE CONTINUED AND INCREASED LOSSES.

If the benefits of the proposed acquisition do not exceed the associated costs, the combined company could be adversely affected by incurring additional or increased losses from its operations. The survival of Composite Technology Corporation during this post-acquisition period depends on making the combined operations profitable through increased revenues and reduced expenses.

SALES OF SUBSTANTIAL AMOUNTS OF COMPOSITE TECHNOLOGY CORPORATION COMMON STOCK AFTER THE PROPOSED ACQUISITION COULD MATERIALLY ADVERSELY AFFECT THE MARKET PRICE OF COMPOSITE TECHNOLOGY CORPORATION COMMON STOCK.

The EUE shareholders, as a condition of the proposed acquisition will acquire approximately 39,170,000 shares of unregistered, restricted Composite Technology Corporation common stock. The shares to be issued carry piggyback registration rights. As a condition precedent to closing, the majority shareholders will enter into contractual arrangements that limit the amount of shares of Composite Technology Corporation common stock that they may sell into the public market after closing of the proposed acquisition. The specific limits are currently under negotiation but are generally leak out provisions extending at least twelve months from the date of registration.

The issuance of the stock represents 22.3% of the issued and outstanding common shares of Composite Technology Corporation after the issuance of the proposed acquisition shares and 19.1% of the fully diluted shares, assuming full conversion and exercise of all convertible debt, and common stock options and warrants. The sale of substantial amounts of Composite Technology Corporation common stock following the proposed acquisition may cause substantial fluctuations in the public market price of Composite Technology Corporation common stock.

THE PROPOSED ACQUISITION OF EU ENERGY MAY RESULT IN ADDITIONAL SARBANES-OXLEY ISSUES AND MATERIAL WEAKNESSES IN THE CONTROL STRUCTURE OF COMPOSITE TECHNOLOGY CORPORATION.

EU Energy is a UK company that has not been subject to the requirements of the Sarbanes-Oxley Act of 2002. The operations of EU Energy are expected to be material to the results of the post-acquisition combined entity and management may not have sufficient time to document, assess, test, and remedy the control structure of EU; to identify any material control weaknesses; and to disclose any such weaknesses in time to comply with the reporting requirements of Sarbanes-Oxley.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of the shares offered under this prospectus will be for the account of the selling shareholders, as described below in the sections entitled "Selling Shareholders" and "Plan of Distribution." With the exception of any brokerage fees and commission which are the obligation of the selling shareholders, we are responsible for the fees, costs and expenses of this offering which are estimated to be $22,120.89, inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses.

                              SELLING SHAREHOLDERS

Of the shares of common stock being offered by the selling shareholders, up to 5,508,886 shares are issuable upon conversion of the convertible notes and upon exercise of the warrants issued in the private placement that closed on March 3, 2006. For additional information regarding the issuance of those convertible notes and warrants, see "Summary of the Offering-- Shares Registered in this Prospectus--Private Placement of Shares of Common Stock, Convertible Notes and Warrants" above. The first six lines in the table below relate to the selling shareholders that received securities in the March 3, 2006 private placement. The remaining 2,183,924 shares were issued in the other transactions described in Summary of the Offering-- Shares Registered in this Prospectus--Other Shares" above.

We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. The selling shareholders have not had any material relationship with us within the past three years, other than the ownership of the securities registered hereby. Lane Capital Markets has assisted us in the March 3, 2006 private placement, the January 30, 2006 settlement, the October, 2005 Debtor in Possession private placement, and our August, 2004 Debenture offering as our exclusive placement agent and financial advisor.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. We have obtained this information from the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder. In the case of selling shareholders that own convertible notes and warrants, the column assumes conversion of all convertible notes and exercise of the warrants held by the selling shareholder on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreements with the selling shareholders that received securities in the March 3, 2006 private placement, this prospectus covers the resale of at least the sum of (i) 110% of the number of shares of common stock issuable upon conversion of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC and (ii) 110% of the number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes and the exercise price of the warrants may be adjusted, and because the entire principal of the notes may not be converted and because not all warrants may be exercised, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the convertible notes and the warrants issued in the March 3, 2006 private placement, a selling shareholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect these limitations.

The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                                                   PERCENTAGE OF
                                       SHARES BENEFICIALLY     SHARES TO BE        OUTSTANDING
                                          OWNED SHARES           SOLD IN        BENEFICIALLY OWNED
     SELLING SECURITY HOLDER             BEFORE OFFERING       THE OFFERING       AFTER OFFERING

Hudson Bay Fund LP                             2,360,947       2,360,947(1)             *
Enable Growth Partners LP                      1,478,252       1,323,414(2)             *
Enable Opportunity Partners LP                   271,193         232,484(3)             *
Pierce Diversified Strategy                      236,097         236,097(4)             *
Master Fund LLC
Capital Ventures International                 1,259,173       1,259,173(5)             *
Lane Capital Markets                             736,832         314,795(6)             *
Bushido Capital Master Fund                      526,867         109,012(7)             *
Gamma Opportunity Capital                        318,691          54,506(8)             *
Partners Class A
Gamma Opportunity Capital                        318,691          54,506(9)             *
Partners Class C
SRG Capital LLC                                  823,143         436,047(10)            *
Midsummer Investment, Ltd                      4,440,462         436,047(11)            *
Media Relations Strategy                       1,126,840         863,420(12)            *
IFC Capital Leasing                              116,362          12,362(13)            *

               Total                          14,050,129       7,692,810                *

*Less than 1%.

(1) Shares being registered include up to 1,064,517 shares of common stock underlying the March 3, 2006 notes upon conversion or at maturity and up to 1,296,430 shares of common stock underlying warrants. The cash received for the March 3, 2006 notes was $1,500,000 and the value assigned to the warrants was $892,543. Hudson Bay Fund L.P. is affiliated with XTF Market Making LLC and XTF Capital LLC, both registered broker-dealers. Sander Gerber is the Managing Member of XTF Market Making LLC and XTF Capital LLC and is also a Managing Member in Hudson Bay Fund L.P.'s general partner. Hudson Bay Fund LP is purchasing shares of Composite Technology Corporation the fund's limited partners, and with no pre-existing, current or future intent to distribute shares of Composite Technology Corporation. through XTF Market Making LLC or XTF Capital LLC. Yoav Roth and John Doscas share voting and investment power over these securities. Both Yoav Roth and John Doscas disclaim beneficial ownership of the securities held by Hudson Bay Fund LP.

(2) Shares being registered include up to 518,065 shares of common stock underlying the March 3, 2006 notes upon conversion or at maturity, 174,419 shares of common stock issued as an inducement to the conversion of $800,000 of convertible notes in January, 2006, and up to 630,930 shares of common stock underlying warrants. The cash received for the March 3, 2006 notes was $730,000, the value of the inducement shares was $300,000 and the value assigned to the warrants was $434,371. Brendan O'Neil is the Principal & Portfolio Manager of Enable Growth Partners LP and as such has voting and investment control over these securities.

(3) Shares being registered include up to 85,162 shares of common stock underlying the March 3, 2006 notes upon conversion or at maturity, 43,605 shares of common stock issued as an inducement to the conversion of $250,000 of convertible notes in January, 2006, and up 103,717 shares of common stock underlying warrants. The cash received for the March 3, 2006 notes was $120,000, the value of the inducement shares was $75,000 and the value assigned to the warrants was $71,403. Brendan O'Neil is the Principal & Portfolio Manager of Enable Opportunity Partners LP and as such has voting and investment control over these securities.

(4) Shares being registered include up to 106,453 shares of common stock underlying the March 3, 2006 notes upon conversion or at maturity and up 129,644 shares of common stock underlying warrants. The cash received for the March 3, 2006 notes was $150,000 and the value assigned to the warrants was $89,254. Brendan O'Neil is the Principal & Portfolio Manager of Pierce Diversified Strategy Master Fund LLC and as such has voting and investment control over these securities.

(5) Shares being registered include up to 516,130 shares of common stock underlying the March 3, 2006 notes upon conversion or at maturity and up 691,430 shares of common stock underlying warrants. The cash received for the March 3, 2006 notes was $800,000 and the value assigned to the warrants was $476,023. Martin Kobinger is the Investment Manager over Capital Ventures International and as such has voting and investment control over these securities.

(6) Shares being registered include up to 141,937 shares of common stock underlying the March 3, 2006 notes upon conversion or at maturity and up 172,858 shares of common stock underlying warrants. The cash received for the March 3, 2006 notes was $200,000 and the value assigned to the warrants was $119,006. Ryan Lane is the Partner for Lane Capital Markets and as such has voting and investment control over these securities.

(7) Shares being registered include 109,012 shares of common stock issued as an inducement to the conversion of $500,000 of convertible notes in January, 2006 and valued at $187,500 on the date of issuance. Christopher Rossman is the Managing Director of Bushido Capital Master Fund and as such has voting and investment control over these securities.

(8) Shares being registered include 54,506 shares of common stock issued as an inducement to the conversion of $250,000 of convertible notes in January, 2006 and valued at $93,750 on the date of issuance. Jonathan P. Knight is the President and Director of Gamma Opportunity Capital Partners Class A and as such has voting and investment control over these securities.

(9) Shares being registered include 54,506 shares of common stock issued as an inducement to the conversion of $250,000 of convertible notes in January, 2006 and valued at $93,750 on the date of issuance. Jonathan P. Knight is the President and Director of Gamma Opportunity Capital Partners Class C and as such has voting and investment control over these securities.

(10) Shares being registered include 436,047 shares of common stock issued as an inducement to the conversion of $2,000,000 of convertible notes in January, 2006 and valued at $750,000 on the date of issuance. SRG is affiliated with XTF Market Making LLC and XTF Capital LLC, both registered broker-dealers. Sander Gerber is the Managing Member of XTF Market Making LLC and XTF Capital LLC and is also a Managing Member in Hudson Bay Fund L.P.'s general partner. Hudson Bay Fund LP is purchasing shares of Composite Technology Corporation. for the sole benefit of the fund's limited partners, and with no pre-existing, current or future intent to distribute shares of Composite Technology Corporation. through XTF Market Making LLC or XTF Capital LLC. Mr. Edwin MeCabe and Tai May Lee control voting and disposition of shares of Composite Technology Corporation common stock held by SRG Capital LLC. Messrs. MeCabe and Lee disclaim beneficial ownership of the shares.

(11) Shares being registered include 436,047 shares of common stock issued as an inducement to the conversion of $2,000,000 of convertible notes in January, 2006 and valued at $750,000 on the date of issuance. Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(12) Includes up to 1,126,840 shares of common stock, of which 263,420 are being registered in the registration statement that contains this prospectus, which we issued to Media Relations Strategy, Inc. on May 11, 2006 as partial payment in exchange for marketing services rendered to us and up to 600,000 shares of common stock underlying warrants. Martin L. Goldberg is the controlling person of Media Relations Strategy, Inc. The value received for the 263,420 shares was $418,835.

(13) Shares being registered include up to 12,362 shares of common stock underlying Series U warrants issued for services rendered in conjunction with obtaining capital lease financing. The value of the Series U warrants issued was $12,900. The warrants were granted on November 4, 2004 and issued on March 6, 2006 with an exercise price of $1.83 per share.


                              PLAN OF DISTRIBUTION

      We are registering the shares of Common Stock issuable upon conversion of the convertible notes and upon exercise of the warrants to permit the resale of these shares of Common Stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

      The selling shareholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

      o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

      o     in the over-the-counter market;

      o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

      o through the writing of options, whether such options are listed on an options exchange or otherwise;

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales;

      o     sales pursuant to Rule 144;

      o broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      If the selling shareholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

      The selling shareholders may pledge or grant a security interest in some or all of the convertible notes or warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      The selling shareholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

      Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      There can be no assurance that any selling shareholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

      The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

      We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $37,848 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.


                     INTERESTS OF NAMED EXPERTS AND COUNSEL

The consolidated financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K of Composite Technology Corporation, a Nevada corporation, for the year ended September 30, 2005 have been so incorporated in the reliance on the report of Singer Lewak Greenbuam & Goldstein LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The validity of the issuance of our common shares to be sold by the selling shareholders under this prospectus was passed upon for us by Richardson & Patel LLP. Nimish Patel, a partner of Richardson & Patel LLP, holds 191,466 common shares and Richardson & Patel LLP holds warrants to purchase 191,466 common shares at an exercise price of $2.00 per share as of June 1, 2006.


                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the SEC at the following SEC public reference room:


                               100 F Street, N.E.
                                    Room 1024
                             Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC; our SEC filings are also available to that site: http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), including any filings after the date of this prospectus, until the offering is completed. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

      o Our Annual Report on Form 10-K for our fiscal year ended September 30, 2005.

      o Our Quarterly Reports on Form 10-Q for our fiscal quarters ended December 31, 2005 and March 31, 2006, as amended.

      o Our Current Reports on Form 8-K, as filed December 21, 2005, January 5, 2006, January 12, 2006, January 30, 2006, March 6, 2006, May
            11, 2006, and May 31, 2006.

      o The description of our common stock, contained in our Registration Statement on Form 10-SB12-G filed on June 9, 2000, under Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating any such information.

You may request a copy of these filings, at no cost, by writing to us at the following address or calling us at Composite Technology Corporation, 2026 McGaw Avenue, Irvine, California 92614, (949) 428-8500.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted under Section 78.037 of the Nevada General Corporation Law. As permitted by Section 78.037 of the Nevada General Corporation Law, our Bylaws and Articles of Incorporation also include provisions that eliminate the personal liability of each of its officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of CTC. To the fullest extent allowed by Section 78.751 of the Nevada General Corporation Law, we will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or be reimburse for, any expense incurred in connection with any claim or liability arising out of the officer's or director's own gross negligence or willful misconduct.

The provisions of our Bylaws and Articles of Incorporation regarding indemnification are not exclusive of any other right of CTC to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our charter or Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons, pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                        COMPOSITE TECHNOLOGY CORPORATION


                                   PROSPECTUS


                        7,692,810 SHARES OF COMMON STOCK


                                  _______, 2006


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT TO MAKE YOUR INVESTMENT DECISION. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN GIVEN OR AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT, REGARDLESS OF THE TIME OF DELIVERY OF PROSPECTUS OR ANY SALE OF THE SHARES.

                                     PART II


                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.



         Type                                          Amount

SEC Filing Fee                                      $ 1,120.89

Blue Sky Fees and Expenses                            1,000.00*
Legal Fees                                           15,000.00*
Accounting Fees and Expenses                          5,000.00*
Miscellaneous                                         5,000.00*

              Total                                 $22,120.89*

*Estimate


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted under Section 78.037 of the Nevada General Corporation Law. As permitted by Section 78.037 of the Nevada General Corporation Law, our Bylaws and Articles of Incorporation also include provisions that eliminates the personal liability of each of its officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of CTC. To the fullest extent allowed by Section 78.751 of the Nevada General Corporation Law, we will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer's or director's own gross negligence or willful misconduct.

The provisions of our Bylaws and Articles of Incorporation regarding indemnification are not exclusive of any other right of CTC to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our charter or Bylaws.

                                    EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein:



Exhibit
Number                             Description

2.1(1) Third Amended Chapter 11 Plan of Reorganization with non-material modifications of Composite Technology Corporation

4.1(2)   Registration Rights Agreement

5.1      Opinion re legality from Richardson & Patel LLP, filed herewith.

23.1     Consent of Singer Lewak Greenbaum & Goldstein LLP

23.2     Consent of Richardson & Patel LLP (included in Exhibit 5.1)

24.1 Power of Attorney of certain director and officer of the Registrant (included on signature page hereto).


(1)   Incorporated by reference to Exhibit 2.1 of the Form 8-K filed with the U.
      S. Securities and Exchange Commission on November 25, 2005.

(2) Incorporated by reference to Exhibit 10.5 of the Form 8-K filed with U.S. Securities and Exchange Commission on March 6, 2006.


                                  UNDERTAKINGS


The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      Provided, however, that paragraphs 1(i) and 1(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

      Paragraphs 1(i), 1(ii) and 1(iii) of this section do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

      (a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

      (b) Each prospectus required to be filed pursuant to Rule 424(b)(2),
(b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That,

      (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City Irvine, State of California, on June 1, 2006.




                          COMPOSITE TECHNOLOGY CORPORATION


                          By:   /s/ BENTON H. WILCOXON
                                Benton H. Wilcoxon,
                                Chief Executive Officer



                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Mr. Benton H Wilcoxon as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated:



       Name                          Title                                Date
                               Chief Executive Officer,
/s/ Benton H. Wilcoxon          Chairman of the Board and
----------------------         Acting Chief Financial Officer
Benton H Wilcoxon              (Principal Executive Officer and
                               Principal Financial and
                               Accounting Officer)


/s/ Michael D. McIntosh        Director
-----------------------
Michael D. McIntosh


/s/ Dean McCormick, III        Director
-----------------------
Dean McCormick, III


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